

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2006

Mr. Paul Korus
Chief Financial Officer
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Co 80203

>   **Re: Cimarex Energy Co.**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **Filed March 25, 2005**
>   **File No. 001-31446**

Dear Mr. Korus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief